EXHIBIT 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH JUNE, 2007
The board of directors (the ‘‘Board’’) of Brilliance China Automotive Holdings Limited (the ‘‘Company’’) announces the unaudited consolidated interim financial results of the Company and its subsidiaries (collectively referred to as the ‘‘Group’’) for the six months ended 30th June, 2007. The unaudited consolidated interim financial statements have been reviewed by the Audit Committee of the Board.
CONDENSED CONSOLIDATED INCOME STATEMENT
(Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		For the six months
		ended 30th June,
		2007	2006
	Note	RMB’000	RMB’000
Turnover	4	7,742,973	4,348,558
Cost of sales		(7,180,920)	(4,032,066)

Gross profit		562,053	316,492
Other revenue	4	209,703	87,166
Selling expenses		(299,386)	(211,197)
General and administrative expenses		(211,701)	(260,918)
Other operating expenses		(61,690)	(52,465)

Operating profit/(loss)	5	198,979	(120,922)
Interest income	4	40,493	32,286
Interest expenses		(122,324)	(105,526)
Share of profits less losses of:
Associates		31,460	47,390
Jointly controlled entities		58,899	84,487
Impairment loss on goodwill in a jointly controlled entity		—	(73,343)
Changes in fair value of embedded conversion option of convertible bonds due 2011 (the‘‘Convertible Bonds’’)		(282,480)	(40,723)

		(Unaudited)
		For the six months
		ended 30th June,
			2007		2006
	Note		RMB’000		RMB’000
Loss before taxation			(74,973)		(176,351)
Taxation	6		(17,564)		(25,547)

Loss for the period			(92,537)		(201,898)

Attributable to:
Equity holders of the Company			(125,737)		(113,596)
Minority interests			33,200		(88,302)

			(92,537)		(201,898)

Dividends			—		—

Basic loss per share	7	RMB	(0.03428)	RMB	(0.03097)

Fully diluted loss per share	7		N/A		N/A

CONDENSED CONSOLIDATED BALANCE SHEET

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2007	2006
	Note	RMB’000	RMB’000
Non-current assets
Intangible assets		941,266	802,812
Goodwill		295,529	295,529
Property, plant and equipment		3,397,503	3,627,498
Construction-in-progress		231,034	233,104
Land lease prepayments		113,177	120,099
Interests in associates		398,545	366,650
Interests in jointly controlled entities		1,082,106	1,024,016
Prepayments for a long-term investment		600,000	600,000
Available-for-sale financial assets		54,688	23,736
Other non-current assets		8,128	7,450

Total non-current assets		7,121,976	7,100,894

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2007	2006
	Note	RMB’000	RMB’000
Current assets
Cash and cash equivalents		1,988,537	1,468,075
Short-term bank deposits		530,517	616,787
Pledged short-term bank deposits		2,141,664	1,625,149
Inventories		1,594,906	1,346,843
Accounts receivable	8	731,291	632,158
Accounts receivable from affiliated companies		971,375	1,050,810
Notes receivable		426,324	197,668
Notes receivable from affiliated companies		189,595	81,477
Other receivables		419,430	423,017
Prepayments and other current assets		381,095	143,583
Income tax recoverable		69	815
Other taxes recoverable		43,020	117,830
Advances to affiliated companies		72,766	58,085

Total current assets		9,490,589	7,762,297

Current liabilities
Accounts payable	9	3,426,540	2,299,267
Accounts payable to affiliated companies		1,230,052	983,293
Notes payable		2,714,674	2,141,947
Notes payable to affiliated companies		79,088	37,288
Customer advances		188,231	425,778
Other payables		348,829	403,040
Dividends payable		3,216	3,297
Accrued expenses and other current liabilities		122,602	159,222
Short-term bank borrowings		347,000	500,000
Income tax payable		12,283	11,411
Other taxes payable		85,450	81,841
Advances from affiliated companies		130,145	135,095

Total current liabilities		8,688,110	7,181,479

Net current assets		802,479	580,818

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2007	2006
	Note	RMB’000	RMB’000
Total assets less current liabilities		7,924,455	7,681,712

Non-current liabilities
Convertible Bonds		1,853,759	1,547,070
Deferred government grants		107,624	109,502

Total non-current liabilities		1,961,383	1,656,572

Net assets		5,963,072	6,025,140

Capital and reserves
Share capital		303,388	303,388
Share premium		2,038,423	2,038,423
Reserves		3,447,914	3,543,182

Total equity attributable to equity holders of the Company		5,789,725	5,884,993

Minority interests		173,347	140,147

Total equity		5,963,072	6,025,140

NOTES:
1.	Organisation and operations

The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’). The Company’s American depositary shares were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.

2.	Statement of compliance and accounting policies

These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’), the Hong Kong Accounting Standard (‘‘HKAS’’) 34 ‘‘Interim financial reporting’’ and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (‘‘HKFRSs’’) issued by the Hong Kong Institute of Certified Public Accountants (‘‘HKICPA’’).

The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Group’s annual financial statements for the year ended 31st December, 2006, except for the adoption of the new and amendments to HKFRSs, HKASs and interpretations as disclosed in note 3 below.

3.	Impact of new HKFRSs, HKASs and interpretations

The following new and amendments to HKFRSs, HKASs and interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January, 2007 have been adopted in the preparation of these interim financial statements.
(a)	Amendment to HKAS 1 — Presentation of Financial Statements: Capital Disclosures (effective for annual periods beginning on or after 1st January, 2007)

(b)	HKFRS 7 — Financial Instruments: Disclosures (effective for annual periods beginning on or after 1st January, 2007)

(c)	HK(IFRIC) Interpretation 7 — Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies (effective for annual periods beginning on or after 1st March, 2006)

(d)	HK(IFRIC) Interpretation 8 — Scope of HKFRS 2 (effective for annual periods beginning on or after 1st May, 2006)

(e)	HK(IFRIC) Interpretation 9 — Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1st June, 2006)

(f)	HK(IFRIC) Interpretation 10 — Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1st November, 2006)
The adoption of these new and amendments to HKFRSs, HKASs and interpretations has no material financial effect on the Group’s results and financial position for the current or prior periods.

HKICPA also issued several new and amendments to HKFRSs, HKASs and interpretations which are not yet effective for the accounting period ending 31st December, 2007. The Group is in the process of making an assessment of the impact of these new and amendments to HKFRSs, HKASs and interpretations to the Group’s results of operations and financial position in the period of initial application.

4.	Turnover, other revenue and segment information

The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the ‘‘PRC’’).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	For the six months ended 30th June,
	2007	2006
	RMB’000	RMB’000
Turnover
Sale of minibuses and automotive components	2,673,370	2,745,042
Sale of Zhonghua sedans	5,069,603	1,603,516

	7,742,973	4,348,558

Other revenue	209,703	87,166
Interest income	40,493	32,286

	250,196	119,452

Total revenue	7,993,169	4,468,010

Since the Group’s revenue is primarily derived in the PRC, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2007, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans through BMW Brilliance Automotive Ltd. (‘‘BMW Brilliance’’), a jointly controlled entity of the Group.

Business segments — for the six months ended 30th June, 2007

	(Unaudited)
	Manufacture
	and sale of	Manufacture	Manufacture
	minibuses	and sale of	and sale of
	and automotive	Zhonghua	BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,673,370	5,069,603	—	7,742,973

Segment results	231,074	(65,642)	—	165,432

Unallocated other revenue				53,724
Unallocated costs				(20,177)

Operating profit				198,979
Interest income				40,493
Interest expenses				(122,324)
Changes in fair value of embedded conversion option of Convertible Bonds				(282,480)
Share of profits less losses of:
Associates	(128)	31,588	—	31,460
Jointly controlled entities	5,863	—	53,036	58,899

Loss before taxation				(74,973)

Taxation				(17,564)

Loss for the period				(92,537)

Business segments – for the six months ended 30th June, 2006

	(Unaudited)
	Manufacture and sale		Manufacture
	of minibuses	Manufacture	and sale of
	and automotive	and sale of	BMW
	components	Zhonghua sedans	Sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,745,042	1,603,516	—	4,348,558

Segment results	188,322	(303,078)	—	(114,756)

Unallocated costs				(6,166)

Operating loss				(120,922)
Interest income				32,286
Interest expenses				(105,526)
Changes in fair value of embedded conversion option of Convertible Bonds				(40,723)
Share of profits less losses of:
An associate	—	47,390	—	47,390
Jointly controlled entities	(4,498)	—	88,985	84,487
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(176,351)

Taxation				(25,547)

Loss for the period				(201,898)

5.	Operating profit/(loss)

Operating profit/(loss) is stated after charging and crediting the following:

	(Unaudited)
	For the six months ended 30th June,
	2007	2006
	RMB’000	RMB’000
Charging:
Cost of inventories sold	7,180,920	4,032,066
Amortisation of intangible assets (a)	68,340	52,289
Depreciation of property, plant and equipment	335,027	261,292
Amortisation of land lease prepayments	1,703	2,029
Impairment loss on property, plant and equipment (b)	—	22,318
Net realisable value provision for inventories (c)	18,625	11,209
Staff costs (excluding directors’ emoluments)	192,061	157,546
Provision for doubtful debts	20	8,739
Research and development costs (b)	9,174	50,322
Provision for warranty	27,988	14,837
Operating lease rentals on:
— land and buildings	8,831	7,458
— machinery and equipment	42	84
Loss on disposal of an associate	—	709
Write off of property, plant and equipment	—	234

Crediting:
Write back of provision for inventories sold (c)	82,434	55,345
Gain on disposal of property, plant and equipment, net	1,312	197
Gain on disposal of an associate	—	384
Provision for doubtful debts written back	383	75
Exchange gain, net	40,129	6,627

(a)	amortisation of intangible assets in relation to production purposes was included in cost of sales; amortisation of intangible assets for all other purposes was included in general and administrative expenses

(b)	included in general and administrative expenses

(c)	included in cost of sales
6.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the condensed consolidated income statement represents PRC enterprise income tax.

7.	Loss per share

The calculation of basic loss per share for the six months ended 30th June, 2007 is based on the net loss attributable to equity holders of the Company of approximately RMB125,737,000 (2006: RMB113,596,000), divided by the 3,668,390,900 (2006: 3,668,390,900) ordinary shares outstanding during the period.

No diluted loss per share is presented as the average market price of the Company’s shares during the period is lower than the conversion price of the Company’s Convertible Bonds (2006: same) and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive.

8.	Accounts receivable

An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000
Less than six months	605,350	588,458
Between six months to one year	88,304	34,642
Between one to two years	5,001	7,226
Above two years	95,385	64,655

	794,040	694,981
Less : Provision for doubtful debts	(62,749)	(62,823)

	731,291	632,158

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follows up collection with customers. Customers considered to be of high credit risk are traded with on a cash basis or when bank guaranteed notes are received.

9.	Accounts payable

An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2007	2006
	RMB’000	RMB’000
Less than six months	3,368,814	2,265,630
Between six months to one year	26,309	12,714
Between one to two years	11,679	10,582
Above two years	19,738	10,341

	3,426,540	2,299,267

10.	Contingencies

The Group was subject to the following contingencies as at 30th June, 2007:

On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (‘‘Mr. Yang’’) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the ‘‘Action’’).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

11.	Supplementary financial information

The Group has prepared a separate set of financial statements for the six months ended 30th June, 2007 in accordance with generally accepted accounting principles in the United States of America (‘‘US GAAP’’).

Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

			(Unaudited)
			For the six months
			ended 30th June,
			2007	2006
	Note		RMB’000	RMB’000
Reconciliation of net loss:
Loss attributable to equity holders of the Company under HKFRS			(125,737)	(113,596)
Capitalisation of borrowing costs and its related depreciation	(a	)	(1,052)	(1,052)
Write off of development costs	(b	)	(205,332)	(43,986)
Amortisation of impaired intangible assets	(b	)	(7,417)	(23,568)
Finance costs/redemption premium of convertible bonds due 2008	(d	)	—	5,582
Gain on buy back a certain portion of convertible bonds due 2008	(d	)	—	4,758
Finance costs/redemption premium of Convertible Bonds	(e	)	6,972	3,576
Changes in fair value of embedded conversion option of Convertible Bonds	(e	)	282,480	40,723
Effect of the above adjustments attributable to minority interests			102,172	30,924

Profit (Loss) attributable to shareholders reported under US GAAP			52,086	(96,639)

Other comprehensive income:
Fair value adjustment for securities available-for-sale	(f	)	30,469	13,195

Comprehensive income (loss) reported under US GAAP			82,555	(83,444)

			(Unaudited)	(Audited)
				As at
			As at	31st
			30th June,	December,
			2007	2006
	Note		RMB’000	RMB’000
Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests			5,789,725	5,884,993
Capitalisation of borrowing costs and its related depreciation	(a	)	2,336	3,388
Write off of development costs	(b	)	(883,150)	(677,818)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of impaired intangible assets	(b	)	(88,431)	(81,014)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Amortisation of finance costs/accreted redemption premium of Convertible Bonds	(e	)	19,465	12,493
Changes in fair value of embedded conversion option of Convertible Bonds	(e	)	355,682	73,202
Issue costs allocated to embedded conversion option of Convertible Bonds	(e	)	2,557	2,557
Effect of the above adjustments attributable to minority interests			205,181	103,009

Net assets reported under US GAAP			5,848,468	5,765,913

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB205 million capitalised during the period and accumulated development costs of RMB883 million capitalised in the condensed consolidated balance sheet as at 30th June, 2007 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB7 million for the period. As at 30th June, 2007, the cumulated effect of impairment losses and differences in amortisation charges are RMB377 million and RMB88 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference related to amortisation of goodwill at both 31st December, 2006 and 30th June, 2007 was RMB144 million.

Goodwill under US GAAP (ie. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	The zero coupon guaranteed convertible bonds due 2008 were issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company, in November 2003. All of the convertible bonds due 2008 were repurchased or redeemed in 2006 and were cancelled in January 2007.

The convertible bonds due 2008 were previously stated in the balance sheet at face value plus accreted redemption premium under both HKFRS and US GAAP.

However, with effect from 1st January, 2005, the convertible bonds due 2008 were split into liability and equity components under HKFRS. The liability component was subsequently carried at amortised finance costs while the equity component, being recognised in equity, remained unchanged until the convertible bonds due 2008 were converted or redeemed. Accordingly, the carrying amount of liability component of the convertible bonds due 2008 reported under US GAAP (without allocation to the equity component) was greater than that under HKFRS. As a result, the gain on buy back recognised under US GAAP was greater than that under HKFRS while the finance costs/redemption premium recognised under HKFRS was greater than that under US GAAP. Since the Group repurchased or redeemed all the convertible bonds due 2008 in 2006, the reported net assets under HKFRS were the same as US GAAP as at 30th June, 2007 and 31st December, 2006.

(e)	Under HKFRS, the Convertible Bonds issued on 7th June, 2006 are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is stated at its fair value in the balance sheet and the changes in fair value is recognised in the income statement. Under US GAAP, the Convertible Bonds are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 30th June, 2007 were RMB378 million lower than that under US GAAP because of the accumulated effect of (i) RMB19 million additional amortised finance costs/ accreted redemption premium charged to income statement under HKFRS than under US GAAP (including RMB7 million for the six months ended 30th June, 2007); (ii) loss on fair value changes on the embedded conversion option amounting to RMB356 million (including RMB282 million for the six months ended 30th June, 2007); and (iii) direct expenses in connection with the issue of the Convertible Bonds are capitalised as deferred expenses in the balance sheet and are amortised over the life of the Convertible Bonds under US GAAP but are allocated between liability component and embedded conversion option under HKFRS.

(f)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Changes in fair value of RMB30 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.
MANAGEMENT’S DISCUSSION & ANALYSIS
Business Review
Unaudited consolidated net sales of the Company and its subsidiaries, including Shenyang Brilliance JinBei Automobile Co., Ltd. (‘‘Shenyang Automotive’’), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd., Shenyang Jindong Development Co., Ltd., Shanghai Hidea Auto Design Co., Ltd. and Shenyang Brilliance Power Train Machinery Co., Ltd. for the first six months of 2007 were RMB7,743.0 million, representing a 78.1% increase from RMB4,348.6 million for the same period in 2006. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans in the first half of 2007.
Shenyang Automotive sold 35,038 minibuses in the first half of 2007, representing a 6.7% decrease from 37,571 minibuses sold during the same period in 2006. Of these vehicles sold, 29,526 were mid- priced minibuses, representing a 0.6% decrease from 29,709 mid-priced minibuses sold during the same period in 2006. Unit sales of deluxe minibuses decreased by 29.9% from 7,862 units in the first half of 2006 to 5,512 units for the corresponding period in 2007. Shenyang Automotive sold 60,287 Zhonghua sedans in the first half of 2007, representing a 210.8% increase from 19,398 sedans sold during the corresponding period last year. 19,085 units of the Zhonghua Zunchi model were sold in the first half of 2007, representing an increase of 66.8% from the 11,444 Zunchi sedans sold in the same period in 2006. The Junjie model, which was launched in March 2006, recorded a sale of 41,199 units in the first half of 2007, compared to 7,788 units sold during the period from March to June 2006.

Unaudited cost of sales increased 78.1% from RMB4,032.1 million in the first half of 2006 to RMB7,180.9 million for the same period in 2007. The increase was primarily due to the increase in unit sales of Zhonghua sedans. The average unit cost for both the minibuses and Zhonghua sedans decreased in the first half of 2007, mainly due to improvement in production efficiency together with the decrease in unit cost of components as a result of economies of scale.
The overall gross profit margin of the Group remained unchanged at 7.3% for the first half of 2007 from the same period in 2006. This is mainly due to a switch in sales mix between the minibuses and Zhonghua sedans between the two periods.
Unaudited other revenue increased by 140.5% from RMB87.2 million in the first half of 2006 to RMB209.7 million for the same period in 2007. The increase was primarily due to the increase in sales of scrap materials and foreign exchange gain realized during the period.
Unaudited selling expenses increased by 41.8% from RMB211.2 million in the first half of 2006 to RMB299.4 million for the same period in 2007. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans in the first half of 2007. The selling expenses as a percentage of turnover decreased from 4.9% in the first half of 2006 to 3.9% for the same period in 2007 as a result of higher Zhonghua sales volume achieved in the first half of 2007.
Unaudited general and administrative expenses decreased by 18.9% from RMB260.9 million in the first half of 2006 to RMB211.7 million for the same period in 2007, mainly as a result of increased capitalisation of research and development costs incurred during 2007.
Unaudited other operating expenses increased by 17.5% from RMB52.5 million in the first half of 2006 to RMB61.7 million for the same period in 2007, resulting mainly from the increase in sales volume of scrap materials.
Unaudited interest expense net of interest income increased by 11.7% from RMB73.2 million in the first half of 2006 to RMB81.8 million for the same period in 2007, resulting mainly from the higher amortisation of redemption premium on the Convertible Bonds.
The Group’s unaudited share of operating results of associates and jointly controlled entities (excluding an impairment loss on goodwill in a jointly controlled entity) decreased by 31.5% from RMB131.9 million in the first half of 2006 to RMB90.4 million for the same period in 2007. This was mainly attributable to the decreased profits contributed by BMW Brilliance, the Group’s 49.5% indirectly owned jointly controlled entity, and an associate in the first half of 2007.
Unaudited net profits contributed to the Group by BMW Brilliance decreased by 40.4% from RMB89.0 million in the first half of 2006 to RMB53.0 million for the same period this year. The BMW joint venture achieved sales of 16,260 BMW sedans in the first half of 2007, an increase of 65.5% as compared to 9,822 BMW sedans for the same period in 2006. The lower net profits contributed to the Group in the first half of 2007 was a result of additional expenses incurred for the acceleration of component localisation and certain adjustments of payments related to prior periods.
In the first half of 2007, the Group recognised a loss of RMB282.5 million on the changes in fair value of the embedded conversion option of the Convertible Bonds in accordance with HKFRSs, compared to a loss of RMB40.7 million recorded in the first half of 2006. The increase in the loss resulted from the changes in fair value of the embedded conversion option in the first half of 2007 was primarily due to the rise in the Company’s share price between 31st December, 2006 and 30th June, 2007.
The Group recorded an unaudited loss before taxation of RMB75.0 million in the first half of 2007 compared to an unaudited pre-tax loss of RMB176.4 million for the same period in 2006. Unaudited taxation decreased by 31.0% from RMB25.5 million in the first half of 2006 to RMB17.6 million for the same period in 2007, resulting mainly from a decrease in taxable income of one of our subsidiaries.
As a result, the Group recorded an unaudited loss attributable to equity holders of the Company of RMB125.7 million for the first half of 2007 as compared to that of RMB113.6 million for the same period in 2006. Unaudited basic loss per share for the six months ended 30th June, 2007 amounted to RMB0.03428 against that of RMB0.03097 for the same period in 2006.
Without taking into account the impact of the changes in fair value of the embedded conversion option of the Convertible Bonds, the Group has achieved an unaudited profit attributable to equity holders of the Company of RMB156.7 million in the first half of 2007 as compared to an unaudited loss attributable to equity holders of the Company of RMB72.9 million for the corresponding period in 2006.
Prospects
The Group has achieved solid improvement in its financial performance during the first half of 2007. Without taking into account the impact of the changes in fair value of embedded conversion option of the Convertible Bonds, which is an accounting requirement under HKFRSs, the Group was able to return to profit on the back of the robust sale of Zhonghua sedans realised during the period. Our Zhonghua sedans registered an impressive 2.1 times growth in unit sales over the corresponding period last year. The March 2007 launch of the new Zhonghua 1.8T engine version also expanded our sedan product offering during the period.
Looking into the second half of 2007, the Group expects to continue to face challenges from its competition, both in the introduction of new models as well as possible downward pricing pressure from competing products. The Group will strive to stabilise the sale and market share of its minibus products while exploring new market opportunities with our partner Toyota. As for the Zhonghua sedans, the Group will continue to enrich its product portfolio and heighten its brand recognition by introducing new models, such as the Zhonghua coupe which will be launched in the third quarter of 2007. The Group will also proactively seek to capture new market opportunities, both domestically and overseas, while at the same time focusing on enhancing product quality and streamlining operations to improve production efficiency. At the same time, the Group will continue to implement further cost cutting measures, including the deepening of component localisation for our BMW joint venture which is expected to achieve import tariff reduction across all models in 2008. The Group will continue to work hard towards its ultimate goal of further enhancing the profitability of our operations and thus improving returns to our shareholders.
Liquidity and Financial Resources
As at 30th June, 2007, the Group had RMB1,988.5 million in cash and cash equivalents, RMB530.5 million in short-term bank deposits and RMB2,141.7 million in pledged short-term bank deposits. The Group had notes payable of RMB2,793.8 million and outstanding short-term bank borrowings of RMB347.0 million, but had no long-term bank borrowings outstanding as at 30th June, 2007.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (‘‘Brilliance Finance’’), issued the Convertible Bonds with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million based on the applicable conversion rate at the time of issue). The Convertible Bonds are guaranteed by the Company and are convertible by the holders into fully paid ordinary shares with a par value of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share (subject to adjustment in certain events) at any time from 6th July, 2006 up to the close of business on 8th May, 2011, unless the Convertible Bonds have previously been redeemed or matured. The Convertible Bonds are listed on The Singapore Exchange Securities Trading Limited. Up to 30th June, 2007, none of the Convertible Bonds had been repurchased or redeemed by Brilliance Finance or converted into ordinary shares of the Company.

Contingent Liabilities
Details of the contingent liabilities are set out in note 10 to this results announcement.
Debt to Equity Ratio
As at 30th June, 2007, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.84 (30th June, 2006: 1.72). The increase of the ratio is primarily due to the increase in accounts payable balances as at 30th June, 2007 as a result of the increased level of operations in the first half of 2007.
Use of Proceeds
On 7th June, 2006, Brilliance Finance issued the Convertible Bonds. The net proceeds from the sale of the Convertible Bonds were approximately US$178.8 million. In 2006, a significant portion of the net proceeds was used for the on-market repurchase and redemption of the zero coupon guaranteed convertible bonds due 2008 issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company, in November 2003. The remaining balance of the net proceeds from the sale of the Convertible Bonds had been used for general corporate and working capital purposes of the Group.
Foreign Exchange Risks
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 30th June, 2007.
Employees and Remuneration Policy
The Group employed approximately 11,300 employees as at 30th June, 2007 (30th June, 2006: approximately 9,100). Employee costs (excluding directors’ emoluments) amounted to approximately RMB192.1 million for the six months ended 30th June, 2007 (six months ended 30th June, 2006: approximately RMB157.5 million). The Group will endeavour to ensure that the salary levels of its employees are in line with industry practices and prevailing market conditions and that employees’ remuneration is based on their performance. In addition, the employees are also eligible for share options under the share option scheme adopted by the Company.
INTERIM DIVIDEND
The Board resolved not to declare any interim dividend for the six months ended 30th June, 2007 (six months ended 30th June, 2006: nil).
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2007.
COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
Maintaining an effective corporate governance framework is one of the top priorities of the Company. The Company has complied with the code provisions of the ‘‘Code on Corporate Governance Practices’’ (the ‘‘CG Code’’) set out in Appendix 14 to the Listing Rules throughout the six months ended 30th June, 2007, except for deviations from code provision A.4.1 that are described below.

Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. At present, all the non-executive directors (including the independent non- executive directors) of the Company do not have a specific term of appointment. As the appointment of non-executive directors is subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non-executive directors for a specific term. At every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation according to the bye-laws of the Company. All directors, including those appointed for a fixed term, are subject to the retirement by rotation provision in the bye-laws of the Company.
There have been no material changes to the information disclosed in the Company’s 2006 annual report in respect of our corporate governance practices. Major updates since the 2006 annual report are summarised in the 2007 interim report to be sent to shareholders of the Company by the end of September 2007.
REVIEW OF FINANCIAL STATEMENTS
The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited consolidated interim financial statements of the Group for the six months ended 30th June, 2007. At present, the Audit Committee comprises Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee.
BOARD OF DIRECTORS
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non- executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By Order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 21st September, 2007

*	For identification purposes only